UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•             Q3 2006 Results Mobile outperforming the market, dated 31 October 2006.

Press release

Mobile outperforming the market;	Date
2006 Outlook further upgraded	31 October 2006

Number
076pe

GROUP FINANCIAL HIGHLIGHTS

Q3 2006 Results

Q3 2006	Q3 2005	In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005
3,037	2,930	Revenues and other income	9,018	8,770
574	581	Operating result	1,856	1,653
349	334	Profit for the period (net result)	1,194	846
0.18	0.15	Earnings per share (in EUR)	0.59	0.37

1,153	1,143	Cash flow from operating activities	3,256	2,864
425	369	Capital expenditures (PP&E and software)	1,117	925
728	774	Free cash flow	2,139	1,939

574	581	Operating result	1,856	1,653
624	566	Depreciation, amortization and impairments	1,829	1,752
1,198	1,147	EBITDA	3,685	3,405

Continued strong financial performance

•    Revenues and other income up 3.7% (YTD: up 2.8%, 2.1% per guidance)

•    EBITDA up 4.4% (YTD: up 8.2%, 6.7% per guidance)

•    Strong free cash flow of EUR 728m (YTD: EUR 2,139m)

•    EPS up 20% to EUR 0.18

Mobile outperforming the market

•    E-Plus and BASE continuing to deliver profitable growth

•    New brands in Germany experiencing strong customer demand

•    E-Plus outperforming market with service revenue growth of 11% y-on-y

•    KPN Mobile the Netherlands gaining market share

Future proofing Fixed division on track

•    Increased investment in the customer base and line loss to competition are the principle consequences of the battle for market share in the Consumer segment

•    KPN now firmly established as market leader in VoIP additions, turnaround in net line loss trend

•    National rollout of DVB-T and continued growth in customer base

•    All-IP program on track, directional support from regulator

2006 EBITDA and FCF Outlook further upgraded

•    Revenues and other income confirmed at ‘low-single digit increase’

•    EBITDA outlook upgraded from ‘low-single digit increase’ to ‘mid-single digit increase’

•    Capex range confirmed at ‘EUR 1.7 – 1.8bn’

•    Free cash flow outlook upgraded from ‘more than EUR 2.2bn’ to ‘more than EUR 2.4bn’ with higher than average capex and interest due in Q4 ‘06

YTD shareholder returns EUR 2.6bn, exceeding February announcement

•    EUR 1.6bn share repurchases including EUR 0.8bn buyback from Dutch State

•    EUR 0.3bn interim dividend 2006 or EUR 0.16 per share

•    EUR 0.7bn final dividend 2005 or EUR 0.32 per share

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: (070) 446 63 00	Tel: (070) 446 09 86
Fax: (070) 446 63 10	Fax: (070) 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

Ad Scheepbouwer, CEO of KPN, said:

“We are pleased with this strong performance and by the good progress on our initiatives to safeguard and drive the future progress of the group. Our Mobile businesses have again performed well, outperforming the market, and more than compensated for the challenges faced by the fixed market. Our Fixed business is now firmly established as VoIP market leader and saw a reduction in net line loss. With shareholder returns of EUR 2.6 billion so far this year and EBITDA and free cash flow guidance increased again for 2006, we believe that the group is well positioned for the challenges ahead.”

DIVISIONAL FINANCIAL HIGHLIGHTS - FIXED DIVISION

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005

1,630	1,694	Revenues and other income	4,967	5,149
557	583	- Consumer	1,702	1,795
615	644	- Business	1,888	1,984
1,167	1,243	- Wholesale & Operations	3,564	3,729
-709	-776	- Other (incl. intercompany revenues)	-2,187	-2,359

1,309	1,298	Operating expenses	3,877	3,976
303	306	Of which depr., amortization and impairments	879	965

321	396	Operating result	1,090	1,173
44	81	- Consumer	159	269
51	66	- Business	207	235
197	233	- Wholesale & Operations	691	651
29	16	- Other	33	18
623	702	EBITDA	1,968	2,138

•      Revenues and other income decreased by 3.8% or EUR 64m, 2.5% of which was due to MTA tariff reductions, while the remainder was due to lower revenues from traditional services not yet compensated by increased revenues from new services.

•      Revenues from new technology-based services up 6% q-on-q, or 24% y-on-y, with share in total fixed revenues now over 23%.

•      Operating result of the Consumer segment impacted by line loss and Business segment affected by price pressure in voice.

•      Continued investment in customer base and new services, partly offset by cost savings resulting from headcount reductions.

DIVISIONAL FINANCIAL HIGHLIGHTS - MOBILE DIVISION

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005

1,689	1,448	Revenues and other income	4,789	4,177
1,610	1,358	of which Service Revenues	4,548	3,873
778	604	- The Netherlands	2,215	1,747
760	717	- Germany	2,147	2,067
162	139	- Belgium	462	399
-11	-12	- Other (incl. intercompany revenues)	-35	-36

1,425	1,252	Operating expenses	4,063	3,692
319	256	of which depr., amortization & impairments	943	767

264	196	Operating result	726	485
154	175	- The Netherlands	458	488
75	3	- Germany	176	-45
40	22	- Belgium	106	61
-5	-4	- Other	-14	-19
583	452	EBITDA	1,669	1,252

•      Revenues and other income up 16.6%; service revenues up 18.6% y-on-y to EUR 1,610m resulting from the inclusion of Telfort as of Q4 2005 and profitable organic growth at all three operators.

•      E-Plus’ successful challenger strategy continues to deliver profitable growth with an acceleration of service revenue growth of 10.9% y-on-y and EBITDA margin of 32.6% (35.7% excluding restructuring).

•      The Netherlands continues to outperform the market following strong focus on postpaid, capturing over 50% share of postpaid gross additions at lower acquisition costs per subscriber, all brands contributing to service revenue growth.

•      Continued growth at BASE, driven by successful wholesale partnerships with 15% service revenue growth y-on-y and 43.8% EBITDA margin.

•      Operating expenses increased at a lower pace than revenues and other income, resulting in a 35% increase in the operating result despite an increase in D&A due to the Telfort consolidation and anticipated network integration.

FINANCIAL REVIEW – 3RD QUARTER 2006

Increase in revenues and other income at Mobile division more than offsets decrease in Fixed division

Group revenues and other income increased by 3.7% or EUR 107m.

The Mobile division’s revenues and other income were up 16.6% or EUR 241m. This was driven by improved performance by all three operators and the consolidation of Telfort. Service revenues were up 18.6% or EUR 252m.

The Fixed division saw revenues and other income decrease by 3.8%, 2.5% of which was due to regulatory MTA tariff reductions. Revenues from new-technology based services are growing steadily, up 6% q-on-q, and 24% y-on-y, and currently comprise more than 23% of total revenues generated by the Fixed division.

In the operating result of Q3 2006 of the Fixed division are several incidental gains and losses recognized for a total gain of EUR 10m. This amount consists mainly of a book gain of EUR 9m for the sale of a property, a refund of energy tax of EUR 7m and additional restructuring expenses of EUR 6m.

Operating expenses increase mainly resulting from Telfort consolidation

Group operating expenses rose 4.9% or EUR 114m during the third quarter. Operating expenses of the Fixed division increased by 0.8% or EUR 11m as a result of commercial marketing expenditures in the Consumer customer base, partially offset by continued headcount reduction. The Mobile division saw a EUR 173m increase in operating expenses. Mobile the Netherlands saw a EUR 195m increase, all attributable to the consolidation of Telfort including network integration costs of EUR 18m and accelerated depreciation expense of EUR 22m. This was to some extent compensated by lower subscriber acquisition costs at E-Plus and headcount reductions.

Strong margin in mobile fuelling higher EBITDA

KPN delivered an operating result of EUR 574m, down EUR 7m or 1.2%. EBITDA however saw a 4.4% improvement from EUR 1,147m in Q3 2005 to EUR 1,198m this quarter. This increase was driven by the outperformance of KPN’s mobile operators.

Finance costs down

Net finance costs decreased from EUR 122m in the same period last year to EUR 115m this year. Compared to last year financing costs were lower as a result of an improved debt portfolio and tighter cash balance management.

Income taxes

The Q3 effective tax rate, amounting to 24.4%, was 3.1 percentage points below the same quarter last year (Q3 2005: 27.5%) due to the improved operating results of E-Plus and BASE. However due to available tax losses carried forward, which have not been recognized in the past, no tax charge has been recognized this quarter.

Solid cash flow

Cash flow from operating activities amounted to EUR 1,153m, up EUR 10m or 0.9% over the same period last year, due to a strong Q3 EBITDA. Free cash flow of EUR 728m was EUR 46m lower than the same quarter last year, due to higher capex spent this quarter (Q3 2006: EUR 425m vs Q3 2005: EUR 369m). Capex increased by 15% predominantly due to 2G network investments by E-Plus to improve indoor coverage following the allocation of the E-GSM frequencies.

Gross debt up following share repurchase from Dutch State

By the end of the third quarter, gross debt amounted to EUR 11.0bn, EUR 0.6bn higher than the previous quarter, mainly due to temporary drawings on the credit facility (EUR 625m) to finance the share repurchases from the Dutch State. These are partly offset by the scheduled EUR 279m bond redemption (6.5% Eurobond due July 2006). The net debt(1) position at the end of Q3 2006 (EUR 9.4bn) was EUR 1.5bn higher than last year. The net debt to EBITDA ratio increased in the third quarter to 1.9 times.

Cash position

KPN’s cash position amounts to EUR 1.6bn (including EUR 1.2bn in non-netted notional cash pools). The strong increase in operating cash flow was more than offset by the cash returned to shareholders and the aforementioned bond redemption.

Share repurchase program completed, exceeding February announcement

In Q3 2006, KPN repurchased 32.2 million shares at an average price of EUR 9.30 for a total amount of EUR 299m under the EUR 1bn share repurchase program announced in February. On September 30, this share repurchase program was completed following the purchase of 80 million shares from the Dutch State for a total amount of EUR 0.8bn. In total in 2006 162.8 million shares were repurchased at an average price of EUR 9.60.

EUR 2.6bn returned to shareholders(2)

This quarter, KPN returned EUR 1.3bn in cash to shareholders; consisting of EUR 0.3bn in interim dividend and EUR 1.1bn in share repurchases, including the shares repurchased from the State mentioned above. Including the dividend tax of EUR 101m to be paid in the next quarter, KPN has year-to-date paid EUR 2.6bn to shareholders(2).

(1)   The carrying value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents

(2)   Including dividend tax of EUR 101m to be paid in Q4 2006

Repurchased shares will be canceled

In October, KPN canceled 55.2 million shares, 2.6% of total share capital. KPN intends to cancel the shares purchased under its 2006 share repurchase program and Dutch State before the end of 2006. Following these cancellations, the number of outstanding shares will amount to 1,928,551,326, representing a 23% reduction of outstanding shares since the start of share repurchases in March 2004.

Dutch State no longer shareholder

With the sale of its remaining stake of approximately 8% in KPN, the Dutch State brought an end to its long standing relationship with KPN as a shareholder.

Credit ratings

The credit ratings remained unchanged at BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

OPERATING REVIEW – GROUP

Restructuring initiatives well on track

Implementation of the restructuring initiatives announced in the strategy review of March 2005 is well on track. Since year-end 2004, KPN has reduced its workforce in the Netherlands by 16% or 3,473 FTEs, excluding subsequent acquisitions. At the end of the third quarter, KPN’s workforce in the Netherlands totaled 19,134 FTEs and as a Group KPN employed 28,412 (25,921 FTEs).

In the third quarter, the restructuring charges amounted to EUR 35m, EUR 24m of this related to the Mobile division, EUR 23m of which related to E-Plus, EUR 6m to KPN’s Fixed division and EUR 5m relating to Other Activities.

Fixed-Mobile integration on track

The works council has been asked for advice on the Fixed-Mobile integration in the Netherlands.

OPERATING REVIEW – FIXED DIVISION

CONSUMER

More than 1 million Dutch households now have VoIP

More rapidly than in other European countries, the Dutch communications market is moving towards broadband-oriented customers wanting to enjoy the advantages of digital communications, such as lower-cost calling, high-speed internet access and digital entertainment. In September, this transformation process entered a new phase as the number of Dutch households subscribing to VoIP passed 1 million.

Market leader in VoIP gross additions

In the third quarter, KPN was the fastest growing VoIP player in the Netherlands capturing approximately 45% share of the VoIP gross additions in the market. This brings the total number of VoIP subscriptions up to 270,000 (Q2 2006: 156,000) increasing KPN’s share of the VoIP market to approximately 25%. KPN deploys a multi-brand strategy with KPN, Planet, Het Net and Slim covering different segments of the market, all underpinned by one single technological platform. KPN is determined to become the clear market leader in VoIP in the Netherlands.

Reduction in net line loss is turnaround in trend

Net line loss in the third quarter totaled 140,000, lower than the 165,000 in the previous quarter and a turnaround in the trend. As in the second quarter, the majority of new subscriptions in the third quarter had not had an ADSL connection before. So far, migration of existing voice/broadband customers to VoIP is value accretive from a revenue perspective. In traditional telephony KPN’s market share in voice increased to

66% up from 61% at the lowest point in Q1 2005.

6.2 percentage points gain in retail broadband market

KPN added 105,000 ADSL subscribers in the quarter, and as a result, surpassed the 2 million connections landmark, ending the quarter at 2.02m ADSL connections. While broadband market share slightly increased to 42.7%, more importantly, KPN’s retail broadband market share continued to increase to 40.3%, up significantly from 34.1% a year ago.

Tiscali acquisition further strengthens position in broadband

At the end of the quarter, KPN reached an agreement to acquire all of Tiscali’s Dutch operations, including the network. Tiscali currently serves 276,000 broadband customers, of which two thirds are retail subscribers. Closure of this deal is pending, awaiting approval from the Dutch competition authorities and works council advice.

Rollout DVB-T network on track

The rollout of KPN’s DVB-T network is on track. The KPN TV customer base, now marketed as “Digitenne by KPN”, continued to increase and reached 245,000 connections. On December 11, the national switch-off will take place and the analog channels of public broadcasters will cease. As of that date KPN will provide these channels as a free-to-view digital DVB-T service. In 2007, KPN will add further digital channels on a subscription basis and will continue to invest in increasing national coverage. “Digitenne by KPN” is positioned as a value for money TV proposition.

Roll-out IPTV as of January

The full commercial roll-out of KPN’s premium interactive IPTV proposition “Mine” will start in January 2007. The service includes more than 60 TV channels and currently more than 500 on-demand accessible movies are available. The content portfolio is continuously being strengthened with both mass and niche content such as “NostalgieNet” which is a digital platform offering a nostalgic look at the Netherlands of yesteryear, including a TV channel, website and mobile services. KPN’s IPTV will add functionality each quarter to enrich the viewing experience.

TV offer expanded with Dutch Premier League football

KPN and Tele2-Versatel signed an agreement for the distribution of digital television. Under this agreement, KPN offers Tele2’s Dutch Premier League football channels to KPN’s “Mine” and “Digitenne” customers.

Leading retail position reinforced with new outlets and concepts

KPN continues to reinforce its leading retail position in the Netherlands with the opening of new outlets under various brand names (e.g. “Primafoon”) and concepts (e.g. “KPN Klick” and “576”). In the on-line channel, each of KPN’s brands has its own portal (e.g. www.kpn.com) and there are in-store websites. In addition KPN offers “Simyo”, an attractive SIM-only product that is available exclusively on-line. KPN furthermore sells its products in partnership with other retailers (e.g. BelCompany).

BUSINESS

Growth in data and moving up the value chain

In the business segment, KPN’s new data services, such as IP-VPN, E-VPN and Business DSL, continue their rapid growth. In the corporate voice market, market share for traditional voice services is stabilizing on the back of new pricing propositions introduced earlier this year. Moreover, the business segment has been able to move up the value chain through selling value added services, up-selling managed solutions and growing the number of customized offerings. In the third quarter, KPN has made several acquisitions to strengthen its position in integrated ICT solutions.

Acquisitions strengthen KPN’s position in healthcare and public sector

KPN’s acquisition of CSS Telecom contributes to KPN’s position in the market for small and medium enterprises and dovetails well with KPN’s earlier initiatives in healthcare, such as “E-Zorg” and “Zorg op Afstand”.

KPN acquired part of the activities of Large Enterprise Sales and Service Corporate Networks (Enterprise Networks) from Siemens Nederland NV. The acquired business supplies, implements and maintains corporate communication systems for large enterprises and fits well with KPN’s ambition to offer integrated solutions for (IP) communication. KPN’s acquisition of Gemnet strengthens its position in the public sector. Gemnet offers services to governments and civil service organisations for exchanging (confidential) information via closed and fully secured networks.

Several major contract wins in Q3

In the third quarter, KPN concluded several new corporate contracts, including Gasunie, SNS Reaal, Group 4 Securicor and ING.

•      Gasunie opted for a large-scale modernization of its data network under a 5-year contract. The IP-VPN network will support the data stream between dozens of office locations and over 1,200 field locations.

•      SNS Reaal signed a 3-year IP-VPN network solution contract, connecting all its 180 sites and all its ATM-machines. The network is VoIP ready.

•      Group 4 Securicor (G4S) signed a 3-year IP-VPN contract with KPN enabling G4S to deliver security services over IP.

•      ING signed a Memorandum of Understanding (MOU) with a preferred supplier team (including KPN and others) for the outsourcing of workplace service provisions to 53,000 ING employees in Europe.

WHOLESALE & OPERATIONS

New services do not yet counter decline in traditional business

The overall trend is one of decreasing revenues and margins. Compared to last year, revenues decreased because of regulatory MTA tariff reductions and a decline of traditional voice due to net line loss. More traffic is also terminating outside the KPN network due to the lower KPN installed base for PSTN/ISDN lines resulting in higher termination costs. In summary, high margin products like traditional voice, switched internet and PSTN/ISDN are replaced by lower margin services like Transit and VoIP and these new services have not yet reached the scale and margins to fully counterbalance this development. The results of Enertel and CasaNet, acquisitions announced earlier this year, are being consolidated from September onwards.

iBasis transaction expected to close in 2007

iBasis announced the following on October 20, “The Company will restate its previously issued financial statements in order to correct errors relating to its accounting for non-cash stock-based compensation. The Company does not expect that the anticipated restatement will have any impact on its previously reported revenue”. The transaction underlying the strategic alliance of KPN’s international wholesale voice business with iBasis, the international VoIP carrier, was announced in June and KPN now expects this transaction to close in early 2007, pending regulatory approval.

OPTA expresses directional support for All-IP

On October 3, OPTA published its position paper on KPN’s All-IP program. In this position paper, OPTA expressed its directional support for KPN’s open network program and as such has given green light to the phase out of the traditional switched network and the sale of local exchanges. In its All-IP rollout plan, KPN has to ensure that alternative DSL operators offering their services from these local exchanges will remain in the position to recover the investments they have made in rolling out and connecting their networks. KPN must also provide unbundling and co-location on the street cabinet level. The position paper does not interfere with KPN’s roll-out plan.

Continued roll-out of IP-based products

The All-IP network will support fast growing IP based products such as Fast Ethernet Access, IP-VPN, E-VPN and VoIP for the business segment and “InternetPlusBellen” (VoIP) and “Mine” for the consumer segment. Preparations are being made for new services such as “VoIP Connect” and “Wholesale Broadband Access”.

KPN confirms All-IP program capex

KPN reiterates that the estimated required additional capex will amount to EUR 1.0-1.5 bn over the period 2007-2009. The intention remains to partly fund this capex with the proceeds from the sale of real estate which will become obsolete once the earmarked local exchanges are no longer required. KPN has mandated a financial advisor to explore options for this sale, the value of which is estimated at approximately EUR 1bn.

VDSL trials in Q4

KPN announced that it would launch three trials with new VDSL2 broadband technology in The Hague, Diemen and Enschede in the fourth quarter of this year, before commencing VDSL deployment in 2007.

OPERATING REVIEW – MOBILE DIVISION

Ongoing strong growth of service revenues

The Mobile division achieved a service revenue growth of 18.6% y-on-y, up EUR 252m, while increasing revenues and other income by 16.6% y-on-y or EUR 241m. This was the result of the acquisition of Telfort as well as the improved performance of all three operators.

KPN considers service revenues as the main parameter by which the mobile performance should be judged as those revenues exclude, amongst others, campaign-driven handset revenues. Part of KPN’s strategy is to significantly reduce subscriber acquisition costs through reducing handset subsidies and sales.

THE NETHERLANDS

Continued strong growth

Compared to the same period last year, service revenues of KPN Mobile the Netherlands were up 27.9%, mainly due to the acquisition of Telfort as well as the ongoing growth, particularly in postpaid. All brands contributed to organic growth. The market share in terms of service revenues improved from 46.7% in Q2 to 47.5% in Q3, with the KPN brands having captured most of the market growth.

Outperforming the market

In the third quarter, KPN Mobile the Netherlands successfully captured more than 50% market share of postpaid gross additions in the market. Consequently, the number of postpaid customers, as a percentage of total customers, increased to 44% (Q2 2006: 43%).

Multi-brand strategy proven successful

KPN executes a multi-brand strategy with different brands targeting different segments. In the third quarter, KPN Mobile the Netherlands launched another niche brand, “Ay Yildiz”, focused on the Turkish community in the Netherlands.

Network integration on track

The integration of the 2G networks of both KPN Mobile the Netherlands and Telfort is on track. KPN expects to close the first stage of the 2G network integration before the end of Q2 2007. The first pilots where Telfort customers have used the KPN network have been successful and will be further scaled up in the coming months.

HSDPA services launched; full availability before year-end

KPN has started with HSDPA (High Speed Downlink Packet Access) services in Amsterdam, The Hague and Rotterdam. Before the end of 2006, these high-speed mobile data services will be available to approximately 90% of the Dutch population.

Healthy set of financial results

An EBITDA of EUR 269m was achieved in the third quarter, an increase of EUR 34m over the same period last year, primarily due to the Telfort acquisition. The EBITDA margin in the third quarter was 34.6%, down from 39.1% in the second quarter. It should be noted that the Q2 figure included particular positive effects, primarily a release of an accrual for an NMa fine. The Q3 EBITDA, on the other hand, includes network integration costs. Excluding these, the margin would have been 36.9%.

GERMANY

E-Plus fastest grower in the market

In the third quarter, E-Plus continued to be the fastest growing operator in the German mobile market. In the third quarter, E-Plus put more focus on postpaid acquisition with amongst others the introduction of the new “CleverOne” proposition, being the first postpaid proposition in the market to abolish a fixed monthly subscription fee.

New segments continue to account for most of the growth

An important element of E-Plus’ challenger strategy is its multi-brand, highly segmented approach. As in previous quarters, the new brands introduced by E-Plus and its wholesale partners continued to prove attractive, driving growth further upwards in the third quarter, bringing the total number of customers in new segments up to 3.6 million by the end of Q3, representing 29.4% of E-Plus’ total customer base. These subscribers do not carry a handset subsidy. The ARPU performance of these customers remains above the average of the ‘traditional’ E-Plus.

Vybemobile launched

In the third quarter, E-Plus launched the new “Vybemobile” phone and music brand, a co-operation between E-Plus and Universal Music Germany. Through “Vybemobile”, E-Plus and Universal Music offer attractive packages for selected target groups combining low mobile tariffs, with music-related content and services such as exclusive ring tones and MP3’s, including ‘sneak previews’.

Restructuring announced

On September 21, E-Plus announced a restructuring, targeted at strengthening its challenger position. While on the one hand expanding E-Plus’ retail and sales organization through the opening of new shops, it will also restructure other business areas in order to become more flexible, efficient and effective, including the elimination of a complete management layer. E-Plus is evaluating options for outsourcing specific network related areas. Consequently, the percentage of employees directly involved in customer-oriented processes should shift to approximately 70% by 2007, from 42% currently. E-Plus expects the pay-back for this restructuring program to be within approximately 12-18 months.

Continued profitable growth

E-Plus’ market success is reflected in its financial results with service revenue growth continued to accelerate in the third quarter. Growth in the first two quarters of this year amounted to 7.6% and 9.8% respectively and hit 10.9% y-on-y in the third quarter. EBITDA margin of the third quarter, adjusted for EUR 23m restructuring costs, was 35.7%.

BELGIUM

Partnerships fuel further growth at BASE

BASE showed continued growth with an increase in both service revenue growth and gross and net additions. In the third quarter, the growth in service revenues amounted to 15% y-on-y (Q2 2006: 12%). BASE added 115,000 subscribers in the third quarter (Q2 2006: 64,000), the best quarter of the year so far. Nearly half of these net additions came from wholesale partners.

Member gets Member promotion launched

Key commercial activities in the third quarter comprised the launch of new BASE professional tariff plans aimed at the self-employed and SME markets as well as the launch of the “Member Gets Member” program targeted at postpaid customers.

Steady progress with the network

In the third quarter, BASE increased the network capacity and continued the roll-out of EDGE. BASE continues to be a smart follower with regards to UMTS.

Strong EBITDA with very healthy margin

EBITDA increased to EUR 71m from EUR 54m in the third quarter of 2005, an increase of

31.5%. This resulted in a EBITDA margin of 43.8% compared to 38.8% a year ago. In the fourth quarter, BASE will increase investment in commercial expenditure to further grow the business.

OPERATING REVIEW – OTHER ACTIVITIES

Lower revenues due to sale of non-core businesses

Revenues and other income from Other Activities decreased by EUR 40m compared to the same period last year mainly due to the deconsolidation effects following the sale of the 65% interest in Xantic in the first quarter of 2006.

OTHER DEVELOPMENTS

REGULATORY DEVELOPMENTS

Proposed MTA tariff reductions the Netherlands postponed

The CBb (Dutch Trade and Industry Appeals Tribunal) annulled OPTA’s decision of November 14, 2005 to designate all Dutch mobile operators as having significant market power on the markets for mobile terminating access (MTA) on their respective networks. As a consequence, the MTA tariff reductions announced by OPTA for the period July 2006 to July 2008 have been postponed.

Proposed MTA tariff reductions Germany

The German telecom regulator (BNetzA) published its decision (“regulatory order”) in relation to the market for call termination on individual mobile networks on August 30, 2006. In its decision, the regulator qualified E-Plus and the other mobile operators as dominant players for the termination of calls on their specific networks and has imposed several obligations upon the mobile operators. One of these obligations is the mobile termination rates being subject to an ex-ante procedure, meaning that MTA tariffs must be cost based and approved in advance by the regulator. On August 30, 2006, the regulatory procedure concerning MTA tariffs started. The regulator has to decide on the MTA tariff applied by E-Plus by November 8, 2006 at the latest.

Proposed MTA tariff reductions Belgium

On August 11, 2006, the Belgian regulator (BIPT) issued its final decision in relation to the termination on mobile networks. As in earlier proposals, BIPT maintained its position that all three mobile operators are considered dominant and that they should be subject to gradual MTA tariff reductions to approximately 50% of the current level between November 2006 and July 2008. In relation to the August announcement both the Belgian Competition Council and the European Commission advised BIPT that the proposed asymmetry between the MTA tariffs of Proximus, Mobistar and BASE is too large. In its final decision, BIPT indicated that it will review the proposed 2008 MTA tariff reductions in the course of 2007 in order to create symmetry between Proximus and Mobistar as well as to reduce the asymmetry between BASE and its competitors. In September 2006, all three mobile operators launched suspension and annulment proceedings against BIPT’s decision on call termination on individual mobile networks. On 27 October 2006, the Court dismissed the operators claim for the suspension of BIPT’s decision. The annulment procedure is ongoing.

Proceedings against Dutch State

The appeal against the judgment of the Hague District Court in KPN’s proceedings against the Dutch State, regarding asymmetric regulation, is pending.

All-IP

OPTA published a position paper on KPN’s new All-IP strategy. OPTA accepts the rollout of a new, All-IP network but requires conditions and guarantees such that other DSL operators will not be forced out of the market as a direct consequence of the wholesale portfolio changes by KPN. KPN is to announce the dismantling of buildings beforehand and has to put a reference offer, made by KPN, for subloop unbundling (SLU) in the market. KPN currently already has a reference offer for SLU in the market. Until

November 7, 2006 market parties can respond to the position paper.

Tax

Corporate income tax rates in the Netherlands are expected to decrease to 25.5% as from 1 January, 2007. The upcoming elections and the formation of a new cabinet, following the elections, are not expected to have any impact on the intended magnitude or the timing of the reduction.

Announcement of Tender and New Issue

In order to lengthen the debt maturity profile, KPN will today launch a cash tender offer for its outstanding 4.75% Notes due November 2008 for an amount up to EUR 750m. The tender offer will be financed by a new benchmark Euro issue.

PERFORMANCE VS. OUTLOOK

Performance vs. Outlook

After adjustments for comparison to the guidance (see table below for details), year-to-date revenues and other income increased by 2.1% in line with the ‘low-single digit increase’ guidance. EBITDA was up 6.7% compared to the ‘low-single digit increase’ guidance. YTD free cash flow was EUR 2.1bn (against the ‘more than EUR 2.2bn’ guidance for the whole year), while capex amounted to EUR 1.1bn year-to-date (versus the full-year guidance of ‘EUR 1.7–1.8bn’).

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
3,037	2,930	Revenues and other income - reported	9,018	8,770
—	—	Book gains on disposals	-68	—
3,037	2,930	Revenues and other income – adjusted	8,950	8,770
3.7%		year-on-year difference	2.1%

1,198	1,147	EBITDA – reported	3,685	3,405
—	—	Book gains on disposals	-68	—
35	26	Restructuring charges	47	58
18	—	Network integration costs	18	—
4	—	Brand unification costs	14	—
1,255	1,173	EBITDA – adjusted for guidance	3,696	3,463
7.0%		year-on-year difference	6.7%

2006 Outlook (as provided on August 1, 2006)

Guidance metrics	FY 2005			YTD 2006(1)		Outlook FY 2006
Revenues and other income (2)	EUR	11.8	bn	1.3%		Low-single digit increase
EBITDA (2),(3)	EUR	4.6	bn	6.6%		Low-single digit increase (5)
Capex	EUR	1.4	bn	EUR 0.7	bn	EUR 1.7–1.8bn
Free cash flow (4)	EUR	2.4	bn	EUR 1.4	bn	> EUR 2.2bn

Revised 2006 Outlook (October 31, 2006)

Guidance metrics	FY 2005			YTD 2006		Outlook FY 2006
Revenues and other income (2)	EUR	11.8	bn	2.1%		Low-single digit increase
EBITDA (2),(3)	EUR	4.6	bn	6.7%		Mid-single digit increase (5)
Capex	EUR	1.4	bn	EUR 1.1	bn	EUR 1.7–1.8bn
Free cash flow (4)	EUR	2.4	bn	EUR 2.1	bn	> EUR 2.4bn

(1)	YTD 2006 for the half year ending June 30, 2006
(2)	Excluding restructuring charges and book gains/losses over EUR 20m, brand unification costs and Telfort integration costs
(3)	Defined as Operating result plus depreciation, amortization and impairments
(4)	Defined as Net cash flow from operating activities minus capex
(5)	Despite a EUR 50m movement in Other activities due to the deconsolidation of Xantic and small book gains/losses from non-core asset disposals

2006 Outlook further upgraded

With revenue growth at all three mobile operators more than compensating for the decline in Fixed for the nine months ending September 30, KPN expects to achieve a ‘low-single digit’ increase for the full year and maintains its guidance for the year accordingly.

EBITDA for the three quarters of 2006 was better than anticipated, partially resulting from a number of incidental factors but mainly because of the strong profitability at KPN’s mobile operators. Based on this performance, KPN is now comfortable that it will achieve a ‘mid-single digit’ EBITDA increase in 2006 versus a flat EBITDA as originally guided in February and the ‘low-single digit increase’ guided in August.

Capex at KPN is typically highest in the last quarter of the year and KPN anticipate this will be the case again this year. KPN therefore confirms the capex range as per its upgrade in August at ‘EUR 1.7 – 1.8bn’.

Based on the above, KPN are now confident that the free cash flow in 2006 will be ‘more than EUR 2.4 bn’ versus the ‘more than EUR 2.0bn’ guidance in February and the upgrade last quarter to ‘more than EUR 2.2bn’.

Please note the following in relation to KPN’s free cash flow guidance. In the fourth quarter KPN normally incurs more than average capital expenditure. Interest paid is likewise not spread evenly over the year, with interest becoming due on a number of gross debt components in the fourth quarter. Lastly, KPN is conducting discussions with the Dutch fiscal authorities on agreement on certain issues of interpretation of law. Among others this pertains to dividend withholding tax, see KPN’s Q4 2004 results announcement.

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2005 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2005 Annual Report and Form 20-F. All figures in this quarterly report are unaudited and based on IFRS.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macroeconomic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2005 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of its guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

KPN defines free cash flow as cash flow from operating activities minus capital expenditures (capex), being expenditures on PP&E and software.

Profile

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed, outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

KPN’s customers trust it to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. KPN offers them a range of innovative products, which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that – from a phone, a computer, a PDA or a television set. KPN also lets them choose from a wide range of brands which KPN has designed to suit different needs (and pockets) – from the reliable high-quality “KPN” brand, to youth brands like “Hi” to no-frills brands, such as “HetNet” and “Simyo”.

KPN believes that the constituency of satisfied customers this approach creates forms the basis for profitable growth and as a result creates value for its shareholders. Equally, KPN believes that its commitment to quality and customer satisfaction can be realized only if its employees are motivated to provide the best possible services.

KPN is equally conscious of its responsibilities to the wider community: its policy is to use its knowledge and technology to contribute to the wellbeing of all its stakeholders, and take steps to account to them for its environmental performance.

In 2005, KPN revenues totaled EUR 11,936 million with an EBITDA of EUR 4,724 million. As of September 30, 2006, KPN served 6.1 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.9 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,412 individuals (25,921 FTEs). KPN was incorporated in 1989 and its shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

Q3 Results for the period ending September 30, 2006

APPENDICES

Financial Statements

A)	Consolidated Income Statement
B)	Consolidated Balance Sheet
C)	Consolidated Cash Flow Statement
D)	Consolidated Statement of Changes in Group Equity
E)	Other Disclosures
F)	Segmental analysis: Key Financial and Operating Metrics
	- Fixed Division	- Consumer Segment
- Business Segment
- Wholesale & Operations
	- Mobile Division	- The Netherlands
- Germany
- Belgium
G)	Impact of MTA tariff reductions on Revenues and other income and Operating result

(A)          Consolidated Income Statement

Q3 2006	Q3 2005	In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005

3,028	2,926	Revenues	8,919	8,737
9	4	Other income	99	33
3,037	2,930	Total	9,018	8,770

-26	-25	Own work capitalized	-86	-77
206	227	Cost of materials	634	763
1,143	1,020	Work contracted out and other expenses	3,236	3,021
348	372	Salaries and social security contributions	1,080	1,157
624	566	Depreciation, amortization and impairments	1,829	1,752
168	189	Other operating expenses	469	501
2,463	2,349	Total operating expenses	7,162	7,117

574	581	Operating result	1,856	1,653

10	14	Finance income	31	38
-130	-149	Finance costs	-396	-433
5	13	Other financial results	58	8
2	2	Share of the profit of associates and joint ventures	7	9
461	461	Profit before income tax	1,556	1,275

-112	-127	Income tax	-362	-429
349	334	Profit for the period	1,194	846

3	5	Profit attributable to minority shareholders	1	13
346	329	Profit attributable to equity holders	1,193	833

0.18	0.15	Earnings per ordinary share/ADS, basic (in EUR)	0.59	0.37
0.17	0.15	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.58	0.37

(B)          Consolidated Balance Sheet

ASSETS

In millions of euro	September 30, 2006	December 31, 2005

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,704	4,571
Licenses	3,962	4,198
• Software	257	303
Other intangibles	321	329
Total intangible assets	9,244	9,401

Property, plant & equipment
Land and buildings	705	769
Plant and equipment	6,377	6,883
Other tangible fixed assets	193	212
Assets under construction	723	474
Total property, plant & equipment	7,998	8,338

Investments in joint ventures and associates	14	26
Derivative financial instruments	4	17
Deferred tax assets	1,136	1,348
Trade and other receivables	71	49

Total non-current assets	18,467	19,179

CURRENT ASSETS
Inventories	123	130
Trade and other receivables	2,206	2,179
Available-for-sale financial assets	4	5
Derivative financial instruments	1	—
Cash and cash equivalents	1,560	1,033
Total current assets	3,894	3,347

Non-current assets and disposal groups held for sale	33	176

TOTAL	22,394	22,702

(B)          Consolidated Balance Sheet - Continued

LIABILITIES

In millions of euro	September 30, 2006	December 31, 2005

GROUP EQUITY
Equity attributable to equity holders	3,736	5,076
Minority interests	9	28
Total group equity	3,745	5,104

NON-CURRENT LIABILITIES
Borrowings	8,232	7,238
Derivative financial instruments	862	716
Deferred tax liabilities	2,340	2,229
Retirement benefit obligations	1,239	1,320
Provisions for other liabilities and charges	390	396
Other payables and deferred income	254	292
Total non-current liabilities	13,317	12,191

CURRENT LIABILITIES
Trade and other payables	3,064	2,951
Borrowings	1,871	2,020
Derivative financial instruments	1	7
Current tax liabilities	325	261
Provisions for other liabilities and charges	71	77
Total current liabilities	5,332	5,316

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	0	91

TOTAL	22,394	22,702

(C)          Consolidated Cash Flow Statement

Q3 2006	Q3 2005		In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005

461	461	(2)	Profit before income tax	1,556	1,275	(2)
115	122	(2)	Finance costs – net	307	387	(2)
-2	-2	(2)	Share of the profit of associates and joint ventures	-7	-9	(2)

			Adjustments for:
624	566		Depreciation, amortization and impairments	1,829	1,752
-9	-4		Other income	-99	-33
-19	-23		Changes in provisions (excluding deferred taxes)	-122	-128

			Changes in working capital:
-1	15		Inventory	10	69
32	41		Trade receivables	-6	-24
-9	68	(2)	Prepayments and accrued income	-176	-21	(2)
-12	1	(2)	Other current assets	-24	35	(2)
29	19		Accounts payables	-74	-69
81	-75		Accruals and deferred income	117	-184
-28	45	(2)	Current liabilities (excluding short-term financing)	-23	52	(2)
0	2	(2)	Received dividends	6	7	(2)

-1	2		Taxes received (paid)	213	-19
-108	-95		Interest paid	-251	-226
1,153	1,143		Net cash flow provided by operating activities	3,256	2,864

-52	—		Acquisition of subsidiaries, associates and joint ventures	-360	-10
3	—		Disposal of subsidiaries, associates and joint ventures	72	9
0	-3		Investments in intangible assets (excluding software)	0	-21
-425	-369		Investments in property, plant & equipment and software(3)	-1,117	-925
0	-1		Disposal of intangible assets (excluding software)	0	4
20	10		Disposal of property, plant & equipment and software	35	19
-5	-1	(2)	Disposal of assets held for sale and other	9	201	(2)
-459	-364		Net cash flow used in investing activities	-1,361	-723

-1,015	-261		Share repurchase	-1,514	-1,229
-5	—		Share repurchases for option plans	-18	-33
-321	-281		Dividends paid	-982	-890
10	12		Exercised options	23	20
625	—		Proceeds from borrowings	1,876	1,000
-283	-20		Repayments of borrowings	-1,212	-331
3	10		Other changes in interest-bearing current liabilities	0	6
-986	-540		Net cash flow used in financing activities	-1,827	-1,457

-292	239		Changes in cash and cash equivalents	68	684

(2) Certain minor reclassifications have been made to the 2005 figures to align with current year’s presentation
(3) Of which investments related to software (YTD ‘06: EUR 90m; YTD ‘05: EUR 101m)

620	1,997	Net Cash and cash equivalents at beginning of period	261	1,551
-292	239	Changes in cash and cash equivalents	68	684
0	—	Exchange rate differences	-1	1
328	2,236	Net Cash and cash equivalents at end of period	328	2,236
1,232	727	Add: Debit cash balances	1,232	727
1,560	2,963	Cash and cash equivalents at end of period	1,560	2,963
—	18	of which classified as held for sale	—	18

(D)          Consolidated Statement of Changes in Group Equity

	Attributable to		Minority	Total Group
In millions of euro (except for number of shares)	equity holders		Interests	Equity

Balance as of January 1, 2005	6,266		145	6,411

- Cash flow hedges, net of taxes	-38		—	-38
- Realized profit on available for sale financial assets	-23		—	-23
- Currency translation adjustments and other	10		—	10
Net income recognized directly in equity	-51		—	-51

- Profit for the first nine months 2005	833		13	846
Total recognized income YTD Q3 2005	782		13	795

- Share-based compensation	6		—	6
- Exercised options	19		—	19
- Shares repurchased (including for option plans and repurchase cost)	-1,274		—	-1,274
- Shares issued (acquisition SNT)	20		—	20
- Dividends paid	-890		—	-890
- Dividend tax	-12		—	-12
- Acquisition of minority interests (SNT)	—		-19	-19
Total changes	-2,131		-19	-2,150

Balance as of September 30, 2005	4,917		139	5,056

Balance as of January 1, 2006	5,076		28	5,104

- Cash flow hedges, net of taxes	6		—	6
- Currency translation adjustments and other	-6		—	-6
Net income recognized directly in equity	0		—	0

- Profit for the first nine months 2006	1,193		1	1,194
Total recognized income YTD Q3 2006	1,193		1	1,194

- Share-based compensation	7		—	7
- Exercised options	23		—	23
- Shares repurchased (including for option plans and repurchase cost)	-1,581		—	-1,581
- Sale Xantic	—		-16	-16
- Dividends paid	-982		-11	-993
- New consolidations	—		7	7
Total changes	-2,533		-20	-2,553

Balance as of September 30, 2006	3,736	(4)	9	3,745

(4)	In Q2 2006, 60 million shares were cancelled. As a result, share capital and share premium decreased by EUR 14m and EUR 494m respectively in favour of other reserves

Number of issued shares as of September 30, 2006	2,091,360,370	(5)

Weighted average number of outstanding shares (excluding the average number of repurchased shares and shares for option plans) during the first nine months of 2006	2,036,815,937

(5)

Including 83 million shares repurchased under the EUR 1bn repurchase program and 80 million shares repurchased from the State destined for cancellation. Subsequent to the repurchase from the State the EUR 1bn repurchase program has been completed

Accompanies press release dated 31 October 2006 Number 076pe

(E)           Other Disclosures

Business combinations

In the first three quarters of 2006, KPN acquired companies, which acquisitions qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions. As of now, the purchase price allocations as well as the valuation of the non-cash elements of the purchase consideration are being performed, though not concluded yet. Hence, they are provisionally accounted for. Upon completion of the purchase price allocations, the related accounting effects will be recognized.

The main acquisitions in the first nine months of 2006 were: KPN Hotspots Schiphol, KPN Narrowcasting, Speedlinq as well as Nozema Services in the first quarter, TDINL (ISP Demon) in the second quarter, and NewTel Essence, CSS Telecom and Enertel in the third quarter of 2006.

Name	Acquisition date	% voting interest	Consideration paid
Nozema	March 7, 2006	100%	EUR 78m
Demon	June 2, 2006	100%	EUR 69m
Miscellaneous	YTD Q3 2006	100%(6) (except KPN	EUR 81m
		Narrowcasting: 73%)	(accumulated)
Total			EUR 228m
Earn-out Telefort (paid in Q2 2006)			EUR 132m
Cash
Cash outflow for acquisition of subsidiaries, associates and joint ventures			EUR 360m

The assets and liabilities arising from the provisional calculations are as follows:

In millions of euro	Fair value as of acquisition dates
Intangible assets	53
Property, plant & equipment	49
Other non-current assets	15
Current assets	53
Non-current liabilities	27
Current liabilities	-55
Net assets	142

(6)           The acquisitions did not have a material impact on the Consolidated Income Statements of (YTD) Q3 2006

Off-balance sheet commitments

The off-balance sheet commitments as of September 30, 2006, amounting to EUR 4.1bn, differ from those as of December 31, 2005 (EUR 3.8bn) disclosed in the 2005 Annual Report and Form 20-F. The difference of EUR 0.3bn is mainly caused by the increased capital expenditure commitments.

(F)           Segmental Analysis: Key Financial and Operating Metrics

Consumer Segment

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
353	409	- Voice Consumer	1,118	1,262
186	171	- Internet	541	527
18	3	- Other (incl. intrasegment revenues)	43	6
557	583	Revenues and other income	1,702	1,795

513	502	Operating expenses	1,543	1,526
22	11	of which depr., amortization and impairments	56	30

44	81	Operating result	159	269

• Number of connections (in thousands)	Q3 2006	Q3 2005
• PSTN	3,872	4,638
• ISDN	413	499
• Total	4,285	5,137

Q3 2006	Q3 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
1.29	1.52	Domestic local	4.34	5.00
0.56	0.66	Domestic long-distance	1.85	2.12
1.85	2.18	Subtotal Domestic	6.19	7.12
0.25	0.28	Fixed-to-mobile	0.79	0.84
0.07	0.09	International	0.24	0.28
2.17	2.55	Total Voice Consumer	7.22	8.24

• KPIs	Q3 2006	Q3 2005
• Number of KPN ADSL connections (in thousands)	2,023	1,623
• Number of KPN ISP customers (in thousands)(7)	1,997	1,827
• Retail market share consumer broadband(8)	40.3%	34.1%
Internet traffic volumes (in billions of minutes)	0.21	0.57
VoIP packages installed (in thousands)	270	2

(7)  Including Direct ADSL

(8)  Defined as the consumer broadband market share of KPN ISPs and Direct ADSL

(F)           Segmental Analysis: Key Financial and Operating Metrics

Business Segment

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
267	300	- Voice Business	841	935
170	185	- Connectivity	522	554
99	103	- IMS	296	302
107	96	- EnterCom	325	297
-28	-40	- Other (incl. intrasegment revenues)	-96	-104
615	644	Revenues and other income	1,888	1,984

564	578	Operating expenses	1,681	1,749
24	22	of which depr., amortization and impairments	61	56

51	66	Operating result	207	235

• Number of connections (in thousands)	Q3 2006	Q3 2005
• PSTN	915	982
• ISDN	925	948
Total	1,840	1,930

Q3 2006	Q3 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
0.70	0.83	Domestic local	2.33	2.79
0.63	0.77	Domestic long-distance	2.09	2.51
1.33	1.60	Subtotal Domestic	4.42	5.30
0.17	0.30	Internet-related	0.61	1.11
0.30	0.31	Fixed-to-mobile	0.94	0.97
0.11	0.13	International	0.34	0.40
1.91	2.34	Total Voice Business	6.31	7.78

• KPIs	Q3 2006	Q3 2005
• Number of leased lines:	42,406	49,983
• -Analog	34,773	39,509
• -Digital	7,633	10,474
• IP-VPN connections (Epacity)	44,001	37,671
E-VPN connections	1,902	747

(F)           Segmental Analysis: Key Financial and Operating Metrics

Wholesale & Operations

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
1,158	1,240	Revenues	3,533	3,722
9	3	Other income	31	7
1,167	1,243	Revenues and other income	3,564	3,729

970	1,010	Operating expenses	2,873	3,078
257	274	of which depr., amortization and impairments	760	879

197	233	Operating result	691	651

Q3 2006	Q3 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
3.03	3.13	Terminating	9.78	10.05
2.03	2.53	Originating – Voice	6.93	8.29
0.20	0.43	Originating – Internet	0.78	1.59
2.07	1.65	Transit	6.10	4.93
2.36	2.12	International	6.78	5.87
9.69	9.86	Total Wholesale & Operations	30.37	30.73
0.18	0.22	of which Segm. Consumer and Business (Voice)	0.58	0.68

(F)           Segmental Analysis: Key Financial and Operating Metrics

The Netherlands – KPN Mobile the Netherlands & Telfort

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
752	588	Service revenues	2,132	1,678
26	16	Hardware and other revenues	83	69
778	604	Revenues and other income	2,215	1,747

624	429	Operating expenses	1,757	1,259
115	60	Of which depr., amortization and impairments	340	174

154	175	Operating result	458	488

Q3 2006	Q3 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
3,215	2,222	Traffic volume(in millions of minutes)	9,715	6,648

128	122	Weighted monthly AMPU (in minutes)	131	119
35	30	- Prepaid	34	28
251	256	- Postpaid	266	266

30	32	Total monthly ARPU	29	30
9	9	- Prepaid	9	8
57	66	- Postpaid	56	66

188	226	Subscriber acquisition and retention costs	196	230
18	18	- Prepaid	17	20
265	349	- Postpaid	285	329

Customers (in thousands)	30.09.06	30.06.06	31.03.06	31.12.05	30.09.05
Prepaid	4,766	4,737	4,759	4,812	3,177
Postpaid	3,717	3,527	3,364	3,260	2,524
Total	8,483	8,264	8,123	8,072	5,701

(F)           Segmental Analysis: Key Financial and Operating Metrics

Germany – E-Plus

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
714	644	Service revenues	2,006	1,832
46	73	Hardware and other revenues	141	235
760	717	Revenues and other income	2,147	2,067

685	714	Operating expenses	1,971	2,112
173	167	of which depr., amortization and impairments	509	504

75	3	Operating result	176	-45

Q3 2006	Q3 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
4,039	2,340	Traffic volume(in millions of minutes)	10,876	6,669

114	78	Weighted monthly AMPU (in minutes)	105	76
34	20	- Prepaid	30	20
200	133	- Postpaid	182	130

20	21	Total monthly ARPU	19	21
7	6	- Prepaid	6	6
33	36	- Postpaid	32	35

88	136	Subscriber acquisition and retention costs	87	165
14	22	- Prepaid	13	41
159	217	- Postpaid	172	242

Customers (in thousands)	30.09.06	30.06.06	31.03.06	31.12.05	30.09.05
Prepaid	6,277	6,025	5,692	5,174	4,866
Postpaid	5,938	5,827	5,750	5,574	5,258
Total	12,215	11,852	11,442	10,748	10,124

(F)           Segmental Analysis: Key Financial and Operating Metrics

Belgium – BASE

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
159	138	Service revenues	452	395
3	1	Hardware and other revenues	10	4
162	139	Revenues and other income	462	399

122	117	Operating expenses	356	338
31	32	of which depr., amortization and impairments	94	90

40	22	Operating result	106	61

Q3 2006	Q3 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
835	599	Traffic volume(in millions of minutes)	2,581	1,823

129	106	Weighted monthly AMPU (in minutes)	138	113
71	73	- Prepaid	71	80
315	240	- Postpaid	364	243

25	24	Total monthly ARPU	24	24
15	15	- Prepaid	14	15
56	63	- Postpaid	57	61

17	27	Subscriber acquisition and retention costs	20	23
18	20	- Prepaid	22	19
16	49	- Postpaid	17	43

Customers (in thousands)	30.09.06	30.06.06	31.03.06	31.12.05	30.09.05
Prepaid	1,678	1,616	1,583	1,572	1,557
Postpaid	541	488	457	429	372
Total	2,219	2,104	2,040	2,001	1,929

(F)           Segmental Analysis: Key Financial and Operating Metrics

Other Activities

Q3 2006	Q3 2005	In millions of euro	YTD 2006	YTD 2005
14	53	Revenues	59	181
-1	—	Other income	67	22
13	53	Revenues and other income	126	203

24	64	Operating expenses	86	208
2	4	of which depr., amortization and impairments	7	20

-11	-11	Operating result	40	-5

(G)          Impact of MTA tariff reductions on Revenues and other income and Operating result

Q3 2006			YTD 2006
Revenues			Revenues
and other	Operating	Additional decline compared	and other	Operating
income	result	to the same period last year	income	result
		(amounts in millions of euro)
-17	-9	- The Netherlands	-64	-28
-36	-21	- Germany (E-Plus)	-83	-41
-53	-30	Total Mobile division	-147	-69

-5	—	- Segment Consumer (Voice)	-17	—
-6	—	- Segment Business (Voice)	-19	—
-31	—	- Wholesale & Operations	-92	—
-42	—	Total Fixed division	-128	—

23		Intercompany eliminations	80

-72	-30	KPN Consolidated	-195	-69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 3, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel